# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DBV Technologies S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary shares, nominal value 0.10 euro per share
Address of issuer's principal executive offices: 107 AVENUE DE LA REPUBLIQUE, CHATILLON, France (I0), 92320
Date of event which requires filing of this statement: 01/12/2026
Amends the filing with accession number 0001144204-15-055090
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 25,586,190; shared voting power 0; sole dispositive power 25,586,190; shared dispositive power 0; aggregate amount beneficially owned 25,586,190 (9.99% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 25,586,190; shared voting power 0; sole dispositive power 25,586,190; shared dispositive power 0; aggregate amount beneficially owned 25,586,190 (9.99% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 25,586,190; shared voting power 0; sole dispositive power 25,586,190; shared dispositive power 0; aggregate amount beneficially owned 25,586,190 (9.99% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 25,586,190; shared voting power 0; sole dispositive power 25,586,190; shared dispositive power 0; aggregate amount beneficially owned 25,586,190 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value 0.10 euro per share
Name of issuer: DBV Technologies S.A.
Address of issuer's principal executive offices: 107 AVENUE DE LA REPUBLIQUE, CHATILLON, France (I0), 92320
Comment:
American Depositary Shares ("ADS") of DBV Technologies S.A. (the "Issuer") trade under the CUSIP number 23306J309, and each ADS represents 5 Ordinary Shares of the Issuer.

This Amendment No. 9 to Schedule 13D amends and supplements Schedules 13D previously filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP), LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. This Amendment No. 9 is being filed jointly by the Reporting Persons.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On January 12, 2026, 667 and Life Sciences exercised 2,299,656 and 25,005,240 warrants, respectively, (each, a "BS Warrant") of the Issuer, at a strike price of EUR 1.5764, on a one-for-one basis into pre-funded warrants (each, a "Second Pre-Funded Warrant"), each of which are exercisable for 1.75 Ordinary Shares of the Issuer at an exercise price of EUR 0.0175. The BS Warrants were exercisable until January 15, 2026, which is 30 days following the publication by the Issuer that the VITESSE Phase 3 study met its primary endpoint as further described in the Terms and Conditions of the BS Warrants. Each of the Funds paid the exercise price for the BS Warrants using its working capital.

The Second Pre-Funded Warrants bear an unpaid exercise price per Ordinary Share issuable pursuant to such Second Pre-Funded Warrants (a "Second Pre-Funded Warrant Share") of EUR 0.01. The Second Pre-Funded Warrants may be exercised until April 7, 2035.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of Ordinary Shares, ADS or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors of the Issuer (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule of 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, Ordinary Shares or ADS (by means of open market purchases, privately negotiated purchases, exercise of Warrants (as defined in Item 5), Pre-Funded Warrants (as defined in Item 5), First Pre-Funded Warrants and Second Pre-Funded Warrants, or otherwise) or to dispose of some or all of the securities of the Issuer, including Ordinary Shares and ADS, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The shares beneficially owned by each of the Reporting Persons includes 2,104,027 Ordinary Shares issuable upon the exercise of 2,104,027 prefunded warrants to purchase Ordinary Shares at an exercise price of EUR 0.01 with an expiration date of April 7, 2035 ("First Pre-Funded Warrants") held directly by the Funds and 14,000 Ordinary Shares underlying the Warrants (as defined in Item 5). The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 254,000,000 Ordinary Shares outstanding as of January 12, 2026, based on information obtained from the Issuer on January 12, 2026, plus 2,104,027 Ordinary Shares issuable upon exercise of 2,104,027 First Pre-Funded Warrants and 14,000 Ordinary Shares underlying the Warrants (defined in Item 5). Set forth in Exhibit 99.1, which is incorporated herein by reference, is the aggregate number of Ordinary Shares directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Ordinary Shares that may be acquired upon the exercise of Warrants (as defined below), Pre-Funded Warrants (as defined below), First Pre-Funded Warrants and Second Pre-Funded Warrants, subject to the limitations on exercise described below.

667 is a direct holder of the securities disclosed in Exhibit 99.1.

Life Sciences is a direct holder of the securities disclosed in Exhibit 99.1.
Number of shares as to which each person has sole or shared power to vote or dispose:
667 and Life Sciences hold, respectively, 1,383,352 and 11,732,979 warrants to purchase Ordinary Shares at any time at the option of the holder at an exercise price of EUR 0.10, which expire on June 13, 2032 ("Pre-Funded Warrants"). Such Pre-Funded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 9.99% of the outstanding Ordinary Shares (the "PFW Beneficial Ownership Limitation"). The holder, upon notice to the Issuer, may increase or decrease the PFW Beneficial Ownership Limitation, provided that (a) to the extent required by law, in the cases of PFW Beneficial Ownership Limitation being increased above 9.99%, the holder has obtained certain French regulatory approvals as described in the Terms and Conditions of the Pre-Funded Warrants and (b) the PFW Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of the Pre-Funded Warrants held by the Holder. Any increase in the PFW Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

667 and Life Sciences hold 2,299,656 and 25,005,240 First Pre-Funded Warrants, respectively. The First Pre-Funded Warrants are only exercisable to the extent that immediately prior to or after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the Issuer's outstanding Ordinary Shares (the "First Pre-Funded Warrant Beneficial Ownership Limitation"). A holder, upon notice to the Issuer, may increase or decrease the First Pre-Funded Warrant Beneficial Ownership Limitation, provided that (a) to the extent required by law, in cases of the First Pre-Funded Warrant Beneficial Ownership Limitation being increased above 9.99%, the holder has obtained certain French regulatory approvals as described in the Terms and Conditions of the First Pre-Funded Warrants and (b) the First Pre-Funded Warrant Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of shares upon exercise of the First Pre-Funded Warrants held by the holder, and with respect to the French FDI Regime (as defined in the Terms and Conditions of the First Pre-Funded Warrants), does not exceed 24.99% of the voting rights immediately after giving effect to the issuance of shares upon exercise of the First Pre-Funded Warrants held by the holder. Any increase in the First Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

667 and Life Sciences hold 2,299,656 and 25,005,240 Second Pre-Funded Warrants, respectively. The Second Pre-Funded Warrants are only exercisable to the extent that immediately prior to or after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the Issuer's outstanding Ordinary Shares (the "Second Pre-Funded Warrant Beneficial Ownership Limitation"). A holder, upon notice to the Issuer, may increase or decrease the Second Pre-Funded Warrant Beneficial Ownership Limitation, provided that (a) to the extent required by law, in cases of the Second Pre-Funded Warrant Beneficial Ownership Limitation being increased above 9.99%, the holder has obtained certain French regulatory approvals as described in the Terms and Conditions of the Second Pre-Funded Warrants and (b) the Second Pre-Funded Warrant Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of shares upon exercise of the Second Pre-Funded Warrants held by the holder, and with respect to the French FDI Regime (as defined in the Terms and Conditions of the Second Pre-Funded Warrants), does not exceed 24.99% of the voting rights immediately after giving effect to the issuance of shares upon exercise of the Second Pre-Funded Warrants held by the holder. Any increase in the Second Pre-funded Warrant Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

Michael Goller, a full-time employee of the Adviser serves on the Board as a representative of the Funds.

On December 15, 2025, 7,500 warrants held by Michael Goller to purchase Ordinary Shares at an exercise price of EUR 64.14 expired. Michael Goller holds 7,000 warrants to purchase Ordinary Shares at an exercise price of EUR 69.75 that are immediately exercisable and expire on September 12, 2026 and 7,000 warrants to purchase Ordinary Shares at an exercise price of EUR 37.24 that are immediately exercisable and expire on July 2, 2028, (collectively the "Warrants"). The Warrants are held directly by Michael Goller, a full-time employee of the Adviser. The right to purchase these Warrants was granted as part of Mr. Goller's service on the Board.

Mr. Goller serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Warrants.

Mr. Goller has neither voting nor dispositive power and has no direct pecuniary interest in the Warrants. If Mr. Goller leaves the Board, he will have 60 trading days during open window periods to exercise the Warrants.

The Adviser has voting and investment power over the Warrants and Ordinary Shares received from the exercise of Warrants by Mr. Goller received as directors' compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Warrants and Ordinary Shares received from the exercise of Warrants received by Mr. Goller as director's compensation.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: (c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Item 5(a) Table of securities holdings for the Funds

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (01/14/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (01/14/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (01/14/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (01/14/2026)